DT COMMUNICATIONS, INC.
7325 Oswego Road, Liverpool, NY 13090
(315) 451-7515

March 26, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549-7010

Attention: Mr. Jay Knight, Staff Attorney

Re:	DT Communications, Inc. Registration Statement on Form 10-12G Filed February 12, 2010 File No. 000-53891

Ladies and Gentlemen:

We have received the letter dated March 10, 2010, addressed to Mr. Craig Burton, Chief Executive Officer of DT Communications, Inc., pursuant to which the staff (the “ Staff ”) of the Securities and Exchange Commission (the “ SEC ”) provided comments on the registration statement on Form 10-12G that we filed with the SEC on February 12, 2010 (File No. 000-53891).

We had intended that this registration statement would serve to register shares of common stock, which were spun off as a dividend to its stockholders by our parent, Datone, Inc.  under the safe harbor protection from Securities Act registration as set forth in Staff Legal Bulletin No. 4. However, as indicated in their comment letter, the Staff had informed us that they do not believe we are currently eligible to use Form 10 to register our shares and instructed us to withdraw our Form 10 and register the spin-off on Form S-1.

Accordingly, pursuant to Rule 477 under the Securities Act of 1933, we hereby apply to withdraw such registration statement. We respectfully request that the SEC issues an order granting the withdrawal of this registration statement as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the registration statement to the undersigned via mail at 7325 Oswego Road, Liverpool, NY 13090 with a copy to Benjamin Tan of Sichenzia Ross Friedman Ference LLP, via facsimile at (212) 930 -9725 and via mail at Sichenzia Ross Ference Friedman LLP, 61 Broadway, 32nd Floor, New York, NY 10006.

If you have questions regarding the foregoing application for withdrawal, please call me at (315) 451-7515 or Benjamin Tan at  Sichenzia Ross Friedman Ference LLP, outside counsel to the Registrant, at (212) 930-9700. We thank you in advance for your prompt consideration.

Very truly yours, DT COMMUNICATIONS, INC.
By:	/s/Craig Burton
Craig Burton
Chief Executive Officer

cc:	Benjamin Tan, Sichenzia Ross Friedman Ference LLP